UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission File Number: 001-38261

Kaixin Holdings

(Registrant’s name)

Unit B2-303-137, 198 Qidi Road

Beigan Community, Xiaoshan District

Hangzhou, Zhejiang Province

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CONTENT

Entry into a Definitive Securities Purchase Agreement

Kaixin Holdings (“Kaixin” or the “Company”) today announced it entered into a definitive securities purchase agreement (the “Purchase Agreement”) with ATW Opportunities Master Fund II LP, a company incorporated under the laws of Delaware (the “Purchaser”) on November 13, 2024. Pursuant to the Purchase Agreement, the Company agreed to sell an aggregate of 1,166,667 ordinary shares of the Company, with a par value of $0.045 per share (the “Ordinary Shares”) at a purchase price of $3.00 per share to the Purchaser (the “Offering”), representing 71.8% of the closing price of the Company on November 13, 2024. The Offering is expected to close on November 14, 2024. The Company will receive gross proceeds of $3,500,000 in connection with the Offering before deducting related offering expenses.

In addition to the Offering, the Company granted the Purchaser the right to purchase up to $7 million additional Ordinary Shares at a purchase price of $3.00 per share on or prior to February 14, 2025, which can be extended to November 14, 2025 if the closing prices of the Company’s Ordinary Share don’t reach certain threshold as set forth in the Purchase Agreement. The Company also granted the Purchaser rights to participate in subsequent offerings to purchase 20% of the securities being offered for a period of one year following the execution of the Purchase Agreement. The Company further agrees, among other things, to certain restrictions on securities offerings for a period of 45 days following the execution of the Purchase Agreement.

The Purchase Agreement contained customary representations, warranties and agreements of the Company and the Purchaser, as well as customary indemnification rights and obligations of the parties.

The Purchase Agreement is filed as Exhibit 99.1 herein, to this Current Report on Form 6-K. The foregoing is only a brief description of the material terms of the Purchase Agreement, and does not purport to be a complete description of the rights and obligations of the parties thereunder and is qualified in its entirety by reference to such exhibits. This content does not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

EXHIBIT INDEX

Exhibit	Description
99.1	Securities Purchase Agreement dated as of November 13, 2024

Safe Harbor Statement

This announcement may contain forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Kaixin may also make written or oral forward-looking statements in its filings with the U.S. Securities and Exchange Commission ("SEC"), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Kaixin’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our goals and strategies; our future business development, financial condition and results of operations; the expected growth of the social networking site market in China; our expectations regarding demand for and market acceptance of our services; our expectations regarding the retention and strengthening of our relationships with used auto dealerships; our plans to enhance user experience, infrastructure and service offerings; competition in our industry in China; and relevant government policies and regulations relating to our industry. Further information regarding these and other risks is included in our other documents filed with the SEC. All information provided in this announcement and in the attachments is as of the date of this announcement, and Kaixin does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

SIGNATURES

Pursuant to the requirements of Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 14, 2024	Kaixin Holdings

	By:	/s/ Yi Yang
	Name:	Yi Yang
	Title:	Chief Financial Officer